SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and that the underwriters do not exercise their option to purchase additional shares. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common stock.

Unless the context otherwise requires, references in this prospectus to "Smart Sand, Inc.," "our company," "we," "our" and "us," or like terms, refer to Smart Sand, Inc. and its subsidiaries. References to the "selling stockholders" refer to the selling stockholders that are offering shares of common stock in this offering and have granted the underwriters an option to purchase additional shares to cover any over-allotments. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, information presented in this prospectus is adjusted to reflect our 2,200 for 1 stock split that we will effect after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page A-1 of this prospectus.

Smart Sand, Inc.

Overview

We are a pure-play, low-cost producer of high-quality Northern White raw frac sand, which is a preferred proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells. We sell our products primarily to oil and natural gas exploration and production companies, such as EOG Resources, and oilfield service companies, such as Weatherford, under a combination of long-term take-or-pay contracts and spot sales in the open market. We believe that the size and favorable geologic characteristics of our sand reserves, the strategic location and logistical advantages of our facilities and the industry experience of our senior management team have positioned us as a highly attractive source of raw frac sand to the oil and natural gas industry.

We own and operate a raw frac sand mine and related processing facility near Oakdale, Wisconsin, at which we have approximately 244 million tons of proven recoverable sand reserves and approximately 92 million tons of probable recoverable sand reserves as of June 30, 2016, respectively. We began operations with 1.1 million tons of processing capacity in July 2012 and expanded to 2.2 million tons capacity in August 2014 with an additional expansion to 3.3 million tons in September 2015. Our integrated Oakdale facility, with on-site rail infrastructure and wet and dry sand processing facilities, has access to two Class I rail lines and enables us to process and cost-effectively deliver up to approximately 3.3 million tons of raw frac sand per year. We believe that with further development and permitting the Oakdale facility could ultimately be expanded to allow production of up to 9 million tons of raw frac sand per year.

In addition to the Oakdale facility, we own a second property in Jackson County, Wisconsin, which we call the Hixton site. The Hixton site is also located adjacent to a Class I rail line and is fully permitted to initiate operations and is available for future development. As of August 2014, our Hixton site had approximately 100 million tons of proven recoverable sand reserves.

For the year ended December 31, 2015 and six months ended June 30, 2016, we generated net income (loss) of approximately $5.0 million and $(2.0) million, respectively, and Adjusted EBITDA of approximately

Our Hixton Site

Facility Characteristic	Description
Site geography	Situated on 959 contiguous acres with access to a Canadian National Class I rail line.
Proven recoverable reserves........	100 million tons.
Deposits	Sand reserves with an average thickness of 120 feet; grade mesh sizes 20/40, 30/50, 40/70 and 100 mesh.
Proven reserve mix...............	Approximately 72% of 70 mesh and coarser substrate and approximately 28% of 100 mesh substrate.
Logistics capabilities	Planned on-site transportation infrastructure capable of simultaneously accommodating multiple unit trains and connected to the Canadian National rail network.
Royalties	$0.50 per ton sold of 70 mesh or coarser substrate.

Our Customers and Contracts

We sell raw frac sand under long-term take-or-pay contracts as well as in the spot market if we have excess production and the spot market conditions are favorable. Beginning January 1, 2017, we will have approximately 1.0 million tons of average annual production (or approximately 30.6% of our current annual production capacity) contracted under long-term take-or-pay contracts, with a volume-weighted average remaining term of approximately 3.7 years. For the year ended December 31, 2015 and the six months ended June 30, 2016, we generated approximately 96.4% and 99.6%, respectively, of our revenues from raw frac sand delivered under long-term take-or-pay contracts.

Demand for proppants in 2015 and through the first half of 2016 has dropped due to the downturn in commodity prices since late 2014 and the corresponding reduction in oil and natural gas drilling, completion and production activity. This change in demand has impacted contract discussions and negotiated terms with our customers as existing contracts have been adjusted resulting in a combination of reduced average selling prices per ton, adjustments to take-or-pay volumes and length of contract. We believe we have mitigated the short-term negative impact on revenues of some of these adjustments through contractual shortfall and reservation payments. In the current market environment, customers have begun to purchase more volumes on a spot basis as compared to committing to term contracts, and we expect this trend to continue in the near term until oil and natural gas drilling and completion activity begins to increase. However, should drilling and completion activity return to higher levels, we believe customers would more actively consider contracting proppant volumes under term contracts rather than continuing to rely on buying proppant on a spot basis in the market.


Third Quarter 2016 Sales Volumes


We sold approximately 229,000 tons of sand in the three months ended September 30, 2016, compared to approximately 193,000 tons of sand sold in the three months ended June 30, 2016, a quarter-over-quarter increase of approximately 19%. During the three months ended September 30, 2016, the average selling price per ton was $40.66 as compared to $35.53 for the three months ended June 30, 2016. We are currently in the process of finalizing our financial results for the third quarter 2016.


Industry Trends Impacting Our Business


Unless otherwise indicated, the information set forth under "—Industry Trends Impacting Our Business," including all statistical data and related forecasts, is derived from The Freedonia Group's Industry Study #3302, "Proppants in North America," published in September 2015, Spears & Associates' "Hydraulic Fracturing

STOCK SPLIT

We will effect a 2,200 for 1 stock split after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering. The stock split will affect all of our stockholders uniformly and will not affect any stockholder's percentage ownership interest in us. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, information presented in this prospectus is adjusted to reflect our 2,200 for 1 stock split.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, we expect that the new revolving credit facility that we are in the process of negotiating will place restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

- on a historical basis; and

- on an as adjusted basis to reflect this offering and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical actual share amounts presented in the table below are not adjusted to reflect our 2,200 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.

| | As of June 30, 2016 | |
| | Historical | As Adjusted(1) |
	(in millions, except share data)	
Cash and cash equivalents.	$ 1.9	$ 45.4
Long-term debt and redeemable preferred stock:		
Revolving credit facility(2).	$57.2	$ —
Redeemable Series A Preferred Stock ($0.001 par value; 100,000 shares authorized, 38,266 issued and outstanding, actual; and zero shares authorized, zero shares issued and outstanding, as adjusted)(2)	37.9	—
Equipment financing obligations	0.7	0.7
Notes payable	0.3	0.3
Total long-term debt and redeemable preferred stock (net of current maturities).	$96.1	$ 1.0
Stockholders' equity:		
Preferred stock ($0.001 par value; zero shares authorized, issued and outstanding, actual; and 10,000,000 shares authorized, zero shares issued and outstanding, as adjusted).	—	—
Common stock ($0.001 par value; 15,000 shares authorized, 10,077 issued and outstanding, actual; and 350,000,000 shares authorized, 31,638,712 shares issued and outstanding, as adjusted)(3)	—	—
Treasury stock (at cost; 18.0 shares, actual; 39,600 shares, as adjusted)	(0.2)	(0.2)
Additional paid-in capital	4.6	143.2
Accumulated deficit	(2.3)	(2.3)
Total stockholders' equity	$ 2.1	140.7
Total Capitalization	$98.2	141.7

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(1) A $1.00 increase (decrease) in the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholder's equity and total capitalization each by approximately $16.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders' equity and total capitalization each by approximately $26.5 million, after deducting the estimated underwriting discounts and commissions payable by us.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2015.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Equipment lease obligations(1)	$ 1,791	$ 483	$ 1,308	$ —	$ —
Notes payable(2)	1,938	1,369	569	—	—
Oakdale construction obligations(3)	2,400	2,400	—	—	—
Asset retirement obligations(4)	1,180	—	—	—	1,180
Preferred Stock(5)	34,708	34,708	—	—	—
Equipment and office operating leases(6)	26,153	6,537	11,372	6,174	2,070
Revolving credit facility(7)	64,216	—	—	64,216	—
	$132,386	$45,497	$13,249	$70,390	$3,250

(1) Through December 31, 2015, we entered into various lease arrangements to lease operational equipment. Interest rates on these lease arrangements ranged from 4.8% to 6.3% and maturities range from 2017 through 2018.
(2) We have financed certain equipment, automobile and land purchases by entering into various debt agreements. Interest rates on these notes ranged from 0% to 4.75% and maturities range from 2014 through 2017.
(3) As part of our Oakdale plant expansion, we were committed to capital expenditures of approximately $2,300 as of June 30, 2016.
(4) The asset retirement obligation represents the fair value of post closure reclamation and site restoration commitments for the Oakdale property and processing facility and Hixton property.
(5) In September 2011, we entered into a Securities Purchase Agreement with Clearlake which provided for three investment tranches of Preferred Stock. As of December 31, 2013, two of the tranches have been funded, resulting in the issuance of 48,000 preference shares with a par value of $0.001 per share which are mandatorily redeemable on or after September 13, 2016 if certain defined pro forma financial covenants of our revolving credit facility are met. The Preferred Stock has been valued at its issuance value plus accrued dividends less a $40 million repayment made in March 2014. As of June 30, 2016, the liquidation value was $38.3 million. While we have classified the Preferred Stock as current because of these covenant requirements, we do not anticipate being able to redeem the Preferred Stock in the foreseeable future unless this offering is consummated.
(6) We have entered into long-term operating leases for certain operational equipment, rail equipment and office space. Certain long-term rail car operating leases have been executed; however payment does not begin until the cars arrive. Cars are estimated to arrive in the fourth quarter of 2016. Monthly lease expense per car on these 30 cars is $645, or $232 on an annualized basis. Due to the uncertain nature of delivery, these rail car leases have not been included in the schedule.
(7) The existing revolving credit facility has a maturity date of March 28, 2019.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

The market for proppant is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our underlying value of our stock included the continued market challenges and corresponding decline in oil and natural gas drilling activity, changes to future cash flows projected from the recent expansion of capacity, product mix including mix of finer grade versus coarser grade sand, and other factors. As our operations are highly dependent on sales to the oil and gas industry, the market conditions for this industry have a high degree of impact on the company's value.

We will continue to use judgment in evaluating the inputs and assumptions related to our stock-based compensation on a prospective basis and incorporating these factors into our pricing model. However, once our shares are publicly traded, we will use the actual market price as the grant date fair value, and will no longer estimate the value of the shares underlying the stock-based awards.

The following is a summary of the restricted stock awards granted and the related grant date fair value in the years ended December 31, 2015 and 2014, as well as for the six months ended June 30, 2016.

	Number of Shares Granted	Grant Date Fair Value
For the six months ended June 30, 2016	73.0	$ 8,464
For the year ended December 31, 2015	20.0	17,732
For the year ended December 31, 2014	154.0	17,732

During the last six months of 2015, we did not issue any restricted stock awards. During March 2016, we issued 73 shares of restricted stock (160,600 shares after giving effect to the expected 2,200 to 1 stock split). These restricted stock awards consist of 50% service-based vesting over 4 years and 50% performance-based vesting upon the achievement of certain triggering events. These triggering events are consistent with the triggering events of our outstanding warrants. Please read "Description of Capital Stock—Outstanding Warrants."

Environmental Matters

We are subject to various federal, state and local laws and regulations governing, among other things, hazardous materials, air and water emissions, environmental contamination and reclamation and the protection of the environment and natural resources. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each of our directors;

- each of our named executive officers;

- all of our directors and executive officers as a group; and

- the selling stockholders.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Information presented in the table below is adjusted to reflect our 2,200 for 1 stock split that will occur <u>after the effective date of the registration statement of which this prospectus forms a part and</u> prior to the completion of this offering.

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering		Number of shares of common stock offered if the underwriters' option to purchase additional shares is not exercised	Number of shares of common stock offered if the underwriters' option to purchase additional shares is exercised in full	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)		Shares Beneficially Owned After this Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)	
	Number	Percentage			Number	Percentage	Number	Percentage
Clearlake Capital Partners II (Master), L.P.(2)	14,270,207	63.3%	975,042	1,999,714	13,295,165	42.0%	12,270,493	38.8%
Keystone Cranberry, LLC(3).................	7,604,283	28.7%	341,977	701,361	7,262,306	20.4%	6,902,922	19.4%
Directors/Named Executive Officers								
Charles E. Young(4)	7,954,451	30.0%	341,977	701,361	7,612,473	21.4%	7,253,090	20.4%
Lee Beckelman	38,500	*	2,631	5,395	35,869	*	33,105	*
Robert Kiszka(5)	607,420	2.3%	27,842	57,100	579,578	1.6%	550,320	1.5%
José E. Feliciano(2)	14,270,207	63.3%	975,042	1,999,714	13,295,165	42.0%	12,270,493	38.8%
Colin Leonard	—	—	—	—	—	—	—	—
Timothy J. Pawlenty	60,793	*	4,154	8,519	56,639	*	52,274	*
Andrew Speaker(6)	1,490,834	5.6%	60,879	124,858	1,429,955	4.0%	1,365,976	3.8%
Sharon Spurlin	11,000	*	752	1,541	10,248	*	9,459	*
Tracy Robinson............	11,000	*	—	—	11,000	*	11,000	*
All Directors and Executive Officers as a group (12 persons)................	24,486,400	92.3%	1,416,159	2,904,401	23,070,240	64.7%	21,581,999	60.6%
Other Selling Stockholders								
Speaker Children 2012 Irrevocable Trusts(7).....	264,000	1.2%	18,038	36,995	245,962	*	227,005	*
Frank Porcelli(8)...........	1,754,834	6.6%	78,918	161,853	1,675,916	4.7%	1,592,982	4.5%
F. Philip Handy(9)	29,792	*	2,036	4,175	27,757	*	25,618	*
William John Young	20,259	*	1,384	2,839	18,874	*	17,420	*
Susan Neumann	10,891	*	744	1,526	10,147	*	9,365	*
Ronald P. Whelan..........	11,045	*	755	1,548	10,290	*	9,497	*

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 31,638,712 shares of common stock, after giving effect to the 2,200 for 1 stock split of our common stock that we will effect after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering. Of these shares, all of the 10,615,152 shares of common stock to be sold in this offering (or 12,207,424 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and certain of our principal stockholders will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please read "Underwriting."

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

SMART SAND, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2016 and 2015
(Dollars in thousands, except per share and percentage data)

1. Organization and Nature of Business

Smart Sand, Inc. and its subsidiaries (collectively, the "Company") headquartered in The Woodlands, Texas, was incorporated in July 2011. The Company is engaged in the excavation, processing and sale of industrial sand, or proppant, for use in hydraulic fracturing operations for the oil and gas industry. The Company completed construction of the first phase of its primary facility in Oakdale, Wisconsin and commenced operations in July 2012.

Immaterial Correction

The Company discovered that an immaterial correction should be made relating to the amortization of deferred transaction costs associated with the issuance of the Company's outstanding preferred shares. The Company has been amortizing the deferred costs into interest expense from the date of issuance to the mandatory redemption date of the preferred shares, which is September 13, 2016. In March 2014, the Company redeemed certain preferred shares prior to the mandatory redemption date and wrote off a portion of the transaction costs as part of the early redemption. The Company never adjusted the quarterly amortization amount for the portion previously written off. The Company concluded the amounts were immaterial to its 2016 and 2015 interim financial statements in accordance with the guidance in SEC Staff Accounting Bulletin (SAB) No. 99 "Materiality" and SAB No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." As a result, the correction resulted in a decrease in interest expense and corresponding increase to net income by $246 for the six months ended June 30, 2016 and 2015, respectively. The correction also resulted in a decrease to current liabilities by $1,107 and $861 as of June 30, 2016 and December 31, 2015, respectively. The immaterial correction did not impact the statement of cash flows or cash paid for interest. Basic and diluted loss per share each decreased by $24.42 for the six months ended June 30, 2016. Basic and diluted earnings per share increased by $24.50 and 20.50, respectively, for the six months ended June 30, 2015.

2. Basis of Presentation

General

The accompanying unaudited interim consolidated financial statements ("interim statements") of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year. The consolidated balance sheet as of December 31, 2015 was derived from the audited consolidated financial statements as of and for the year ended December 31, 2015. These interim statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2015.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to,

SMART SAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands, except per share and percentage data)

1. Organization and Nature of Business

Smart Sand, Inc. and its subsidiaries (collectively, the "Company"), headquartered in The Woodlands, Texas, was incorporated in July 2011. The Company is engaged in the excavation, processing and sale of industrial sand, or proppant, for use in hydraulic fracturing operations for the oil and gas industry. The Company completed the construction of the first phase of its primary facility in Oakdale, Wisconsin and commenced operations in July 2012.

Immaterial Correction

The Company discovered that an immaterial correction should be made relating to the amortization of deferred transaction costs associated with the issuance of the Company's outstanding preferred shares. The Company has been amortizing the deferred costs into interest expense from the date of issuance to the mandatory redemption date of the preferred shares, which is September 13, 2016. In March 2014, the Company redeemed certain preferred shares prior to the mandatory redemption date and wrote off a portion of the transaction costs as part of the early redemption. The Company never adjusted the quarterly amortization amount for the portion previously written off. The Company concluded the amounts were immaterial to its 2015 and 2014 financial statements in accordance with the guidance in SEC Staff Accounting Bulletin (SAB) No. 99 "Materiality" and SAB No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." As a result, the correction resulted in a decrease in interest expense and corresponding increase to net income by $492 and 369 for the years ended December 31, 2015 and 2014, respectively. The correction also resulted in a decrease to current liabilities by $861 and $369 as of December 31, 2015 and 2014, respectively. The immaterial correction did not impact the statement of cash flows or cash paid for interest. Basic and diluted earnings per share increased by $48.96 and $41.01, respectively, for the year ended December 31, 2015. Basic and diluted earnings per share increased by $36.85 and $30.94, respectively, for the year ended December 31, 2014.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Consolidation

The accompanying consolidated financial statements include the accounts of Smart Sand, Inc. and its wholly-owned subsidiaries Fairview Cranberry Company, LLC, Will Logistics, LLC, Smart Sand GP, LLC, Smart Sand Partners, Inc., Smart Sand Live Oak, LLC, Smart Sand Fayette County, LLC, Smart Sand Hixton, LLC, Smart Sand Reagan County, LLC, and Smart Sand Tom Green County, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to, the sand reserves and their